Exhibit 2
STOCK PLEDGE AGREEMENT

Date:	December , 2005

Parties:	Meadow Valley Corporation
4411 South 40th Street, Suite D-11, Phoenix, AZ 85040
(hereinafter called Contractor)

Arch Insurance Company
3 Parkway
1601 Cherry Street, Suite 1500
Philadelphia, PA 19102
(hereinafter called Surety)
Recitals:
A.	Contractor is in the business of performing private and public construction contracts in several western states and is frequently required as a condition to being awarded such contracts to provide performance and payment bonds pursuant to the statutes requiring bonds for such contracts or providing construction performance and payment bonds pursuant to contract undertakings as may be agreed upon between it and the owner of such projects;

B.	In order to bid upon said public and private construction contracts, Contractor desires to have Surety execute or procure the execution of bonds, as defined in a certain General Indemnity Agreement dated August 22, 2005, which Contractor has executed in favor of Surety (hereinafter the “GIA”), and Surety is willing to consider executing such bonds, subject to the terms and conditions of the GIA;

C.	To secure Surety from any loss in connection with the execution of such performance and payment bonds and to comply with its agreements under the General Agreement of Indemnity executed by Contractor in favor of Surety. Surety has requested the pledging of collateral in particular the stock of a subsidiary owned by Contractor;

D.	The Contractor agrees to pledge to Surety 1,825,000 shares of the common stock of Ready Mix, Inc. (RMI) which constitutes approximately 48% of the outstanding shares of RMI. The remaining shares of RMI are pledged by Contractor to a finance company or are owned by numerous investors and shareholders who purchased said shares under the terms of an initial public offering of such stock or their successor and assignees;

E.	Contractor agrees to pledge to Surety 1,825,000 shares of stock of RMI which it owns and grant Surety a lien thereon and security interest in accordance with the terms and conditions with this Stock Pledge Agreement (Pledge Agreement) and Surety agrees to accept the pledge of said stock under the terms and conditions stated.
Agreements:
     Now therefore in consideration of the execution and delivery by Surety of performance and payment bonds or the providing and furnishing thereof to Contractor or on its behalf and in order to secure Surety from any loss as a result of such execution and delivery or furnishing of such bonds and for other valuable consideration, it is agreed by the parties hereto and their respective successors and assigns as follows:
1.	Meadow Valley Corporation (Contractor) hereby pledges to Arch Insurance Company (Surety) all of its right title and interest in and to 1,825,000 shares of RMI stock owned by Contractor to secure Surety from any loss or expense which Surety incurs or sustains as a result of or in connection with any bond executed, delivered and furnished by Surety to or on behalf of Contractor including costs of completion of any bonded contract incurred under any performance bond and the payment of any lawful claims paid by Surety under the obligation of any of its payment bonds.

2.	Contractor represents and certifies that it is the sole owner of the 1,825,000 shares of RMI stock pledged herein and that said stock has not heretofore been assigned, hypothecated, pledged or used as security for any other obligation and that this pledge of 1,825,000 shares of common stock to Surety is a first and prior lien on the stock.

3.	The original of this Pledge Agreement and the stock certificate or certificates representing the 1,825,000 shares of RMI stock will be transmitted to Corporate Stock Transfer (“Transfer Agent”), 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, the Transfer Agent for such stock (“Escrowed Documents”), and held by it as restricted stock until the parties hereto agree to have it released in whole or part or a proper order of a court having jurisdiction over the parties ordering the same to be released.

4.	The Transfer Agent shall disburse the Escrowed Documents pursuant to the terms of and in accordance with this Pledge Agreement.

5.	The scope of authority and duties of the Transfer Agent are as follows:
(a) The Transfer Agent shall have no duties or responsibilities other than those expressly set forth herein. The Transfer Agent shall have no duty to enforce any obligation of any person to make any payment or delivery, or to direct or cause any payment or delivery to be made, or to enforce any obligation of any person to perform any other act. The Transfer Agent shall be under no liability to the other parties hereto or to anyone else by reason of any failure on the part of any party hereto other than the Transfer Agent or any maker, guarantor, endorser or other signatory of any document or any other person to perform such person’s obligations under any such document. Except for amendments to this Pledge Agreement referred to below, and except for instructions given to the Transfer Agent in accordance with the terms and conditions of this Pledge Agreement relating to the deposit of the Escrowed Documents under this Pledge Agreement, the Transfer Agent shall not be obligated to recognize any agreement between any and all of the persons referred to herein, notwithstanding that references thereto may be made herein and whether or not it has knowledge thereof.
(b) The Transfer Agent shall not be liable to the any of the other parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, provided nothing herein shall excuse acts or omissions which are willful or constitute gross negligence. The Transfer Agent may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Transfer Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained), which is believed by the Transfer Agent to be genuine and to be signed or presented by the proper person or persons. The Transfer Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Pledge Agreement or any of the terms thereof, unless evidenced by a writing delivered to the Transfer Agent signed by the proper party or parties and, if the duties or rights of the Transfer Agent are affected, unless it shall give its prior written consent thereto.
(c) The Transfer Agent shall not be responsible for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of, any document or property received, held or delivered by it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall the Transfer Agent be responsible or liable to the other parties hereto or to anyone else in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document or property or this Pledge Agreement. The Transfer Agent shall have no responsibility with respect to the use or application of any funds or other property paid or delivered by the Transfer Agent pursuant to the provisions hereof.
(d) The Transfer Agent shall have the right to assume in the absence of written notice to the contrary from the proper person or persons that a fact or an event by reason of which an action would or might be taken by the Transfer Agent does not exist or has not occurred, without incurring liability to the other parties hereto or to anyone else for any action taken or omitted, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, in reliance upon such assumption.
(e) The Transfer Agent will be jointly and severally indemnified and held harmless by the Contractor and the Surety, from and against any and all expenses, including reasonable counsel fees and disbursements, or loss suffered by the Transfer Agent in connection with any action, suit or other proceeding involving any claim, or in connection with any claim or demand, which in any way, directly or indirectly, arises out of or relates to this Pledge Agreement, the services of the Transfer Agent hereunder, the monies or other property held by it hereunder. The Transfer Agent shall have a lien for the amount of any such expenses or loss on the monies and other property held by it hereunder and shall be entitled to reimburse itself from such monies or property for the amount of any such expense or loss. Promptly after the receipt by the Transfer Agent or notice of any demand or claim to the commencement of any action, suit or proceeding, the Transfer Agent shall, if a claim in respect thereof is to be made against the Contractor and/or the Surety, notify each of them, in writing, but the failure by the Transfer Agent to give such notice shall not relieve such persons from any liability which the they may have to the Transfer Agent hereunder. Notwithstanding any obligation to make payments and deliveries hereunder, the Transfer Agent may retain and hold for such time as it deems necessary such amount of monies or property as it shall, from time to time, in its sole discretion, deem sufficient to indemnify itself for any such loss or expense.
(f) For the purposes hereof, the term “expense or loss” shall include all amounts paid or payable to satisfy any claim, demand or liability, or in settlement of any claim, demand, action, suit or proceeding settled with the express written consent of the Transfer Agent, and all costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding.
6.	Because of the number of public shareholders which own stock of RMI and in order to protect their rights and prevent the stock from being subject to extreme swings of value, the usual rules of foreclosure and sale of the pledged stock must be superseded by this Pledge Agreement. For example, a sale of all or substantially all of the pledged stock if dumped on the market could cause a collapse in the value of the stock held by innocent shareholders. Accordingly, the parties agree that the stock may only be foreclosed upon or sold under terms agreeable to both of the parties (Contractor and Surety) hereto or by Order of a Court of competent jurisdiction and in compliance with Rule 144 promulgated under the Exchange Act of 1933, except for a bulk sale of all or substantially all of the stock at a price to be agreed upon by the parties to private or institutional investors. A schedule of sale of the stock calculated to not substantially affect the market price of the stock held by other shareholders may be agreed upon or ordered by the Court.

7.	Contractor and Surety agree that there is current consideration for this pledge of stock and that the claim and right of Surety as provided herein shall survive the bankruptcy or insolvency of Contractor and further that Surety shall have as additional security in dividends pertaining to the pledged stock until Surety is reimbursed in full for any loss.

8.	Contractor agrees that until Surety has been provided with competent legal evidence of the release or exoneration of each and every bond provided by Surety the pledge of the RMI stock shall remain unchanged and unliquidated. Surety agrees that if it feels adequately secured for the outstanding bonds it has executed and delivered it may release all or a portion of the pledged stock to allow Meadow Valley to sell, transfer or hypothecate the released stock. Nothing contained herein will prohibit Contractor from granting a second lien on the pledged stock or pledging the stock to a lender so long as Sureties’ pledge and lien remain a first and prior pledge and lien on the stock.

9.	Contractor agrees that Surety’s rights under this Pledge Agreement are in addition to and not in lieu of any and all other rights which Surety may have under other agreements or otherwise except where they are in conflict or differ from such other agreements and in that event the provisions of this Pledge Agreement shall prevail. This pledge of stock should be considered as collateral under paragraph 4 of the GIA and shall be a credit at its market value against any demand of Surety for deposit of collateral.

10.	This Pledge Agreement shall apply to bonds executed and furnished by Surety and where procured by Surety, to bonds executed by any other surety as sole surety or as co-surety, and the rights hereunder shall inure to the benefit of Surety, such other surety, if any, and their reinsurers, if any.

11.	This Pledge Agreement shall apply to bonds provided or furnished both before and after the effective date of this Pledge Agreement and all alterations, renewals, extensions and modifications thereof.

12.	Contractor reserves the right to terminate this Pledge Agreement as a continued inducement to Surety for the furnishing of bonds, upon written notice to Surety of not less than twenty days, whereupon the effect of this Pledge Agreement shall be limited to the bonds furnished before the effective date of the notice of termination.

13.	All Parties agree that any microfilmed, scanned or electronically digitized copy of this document made by Surety as part of its record storage and retention program shall be as effective as the original for all purposes.

14.	This Pledge Agreement constitutes a “security agreement” to the Surety as a “financing statement” in accordance with the provisions of the Uniform Commercial Code (hereinafter the “Code”). The Surety may file this Pledge Agreement as a financing statement under the Code, and the Contractor will execute and deliver such additional instruments as may be reasonably required to permit either the filing of this Pledge Agreement as a financing statement or the filing of a financing statement based upon this Pledge Agreement as security agreement in such states, counties or other places as the Surety shall deem necessary.

     IN WITNESS HEREOF the parties hereto have executed this Pledge Agreement on the day and year first mentioned above.

	MEADOW VALLEY CORPORATION	Date:12-14-05

By:	/s/ [ILLEGIBLE]

ARCH INSURANCE COMPANY

By:	/s/ [ILLEGIBLE]	Date: 12-16-05

          The foregoing Pledge Agreement and the terms and conditions thereof are accepted:

	CORPORATE STOCK TRANSFER	Date: 12-19-05

By:	/s/ [ILLEGIBLE]